       1                                                EXHIBIT O
                                                        Proposed Notice
                                                        Pursuant to Rule 22(f)
(Release No. 35-     )

FILINGS UNDER THE PUBLIC UTILITY HOLDING
COMPANY ACT OF 1935 ("ACT")

June   , 1998

          Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

          Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by
July   , 1998 to the Secretary, Securities and Exchange Commission, Washington,
DC 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.
   _________________________________

Consolidated Natural Gas Company, et. al. (70-     )
___________________________________________________

	Consolidated Natural Gas Company ("CNG"), CNG Tower, 625 Liberty Avenue, Pittsburgh, Pennsylvania, 15222-3199, a registered holding company, and CNG's wholly-owned subsidiary, CNG International Corporation ("CNG International"), Two Fountain Square, Suite 600, 11921 Freedom Drive, Reston, Virginia 20190-5608, have filed an application- declaration pursuant to Sections 6, 9, 10, 11, 12 and 32 of the Act and Rules 16, and 45 thereunder.

	CNG and CNG International seek expanded authority to engage in certain foreign gas related activities. Specifically, the applicants request that (i) CNG International, directly or through subsidiaries, be permitted to invest up to an additional $750 million to acquire in certain areas outside the United States interests in non-FUCO or non-EWG entities engaged in activities permitted under Section 2(a) of the Gas Related Activities Act of 1990 ("GRAA") and activities specified in Section 2(b) of the GRAA and approved by order of the Commission under Section 9 and 10 of the Act, (ii) CNG International and its subsidiaries be allowed to make investments in such entities that are organized to participate in activities involving the transportation or storage of natural gas within the meaning of Section 2(a) of the GRAA without any additional prior approval of the Commission, and (iii) that CNG and CNG International be authorized to enter into guarantees and provide other credit support for obligations of CNG International or its subsidiaries up to an aggregate amount not exceeding an additional $750 million in the case of non-FUCO or non-EWG entities engaged in gas-related activities, and one-half of CNG's consolidated retained earnings less the amount of guarantees and other credit support previously given and outstanding on behalf of FUCOs and EWGs in the case of FUCOs and EWGs.

	CNG International will carry on the proposed activities for which authorization is requested herein through one or more special-purpose subsidiary or associate companies, partnerships, limited liability companies, joint ventures or other entities (depending upon the legal and regulatory requirements of the particular project), including those to be formed with unrelated persons or entities for the sole purpose of consummating the proposed transactions.

	CNG International will obtain funds for its subsidiaries (which subsidiaries will obtain such funds to engage in the proposed transactions by
(i) selling shares of its common stock, $10,000 par value per share ("Common Stock"), to CNG, (ii) open account advances as described below, or (iii) long-term loans from CNG, in any combination thereof. The open account advances and long-term loans will have the same effective terms and interest rates as related borrowings of CNG in the forms listed.

	Open account advances may be made to CNG International on a revolving basis to provide working capital and to finance the activities authorized by the Commission. Open account advances will be made under letter agreement with CNG International and will be repaid on or before a date not more than one year from the date of the first advance with interest at the same effective rate of interest as CNG's weighted average effective rate for commercial paper and/or revolving credit borrowings. If no such borrowings are outstanding, the interest rate shall be predicated on the Federal Funds' effective rate of interest as quoted daily by the Federal Reserve Bank of New York. Only outstanding amounts of open account advances will be calculated against the $750 million cap on financing requested herein.

	CNG may make long-term loans to CNG International for the financing of its activities. Loans to CNG International shall be evidenced by long-term non-negotiable notes of CNG International (documented by book entry only) maturing over a period of time (not in excess of 50 years) to be determined by the officers of Consolidated, with the interest predicated on and equal to CNG's cost of funds for comparable borrowings. In the event CNG has not had recent comparable borrowings, the rates will be tied to the Salomon Brothers indicative rate for comparable debt issuances published in Salomon Brothers
Inc. Bond Market Roundup or similar publication on the date nearest to the time of takedown. All loans may be prepaid at any time without premium or penalty.

	CNG will obtain the funds required for CNG International either through internal cash generation or from financings at the time authorized by the SEC, such as pursuant to the five year intrasystem financing authorization under HCAR No. 26500 (March 28, 1996).

	CNG International has authorized capital of 30,000 shares of Common Stock, of which 21,555 shares are issued and outstanding. In order to accommodate future financings including those requested herein, application is made to increase CNG International's Common Stock equity authorization to 200,000 shares of Common Stock, $10,000 par value per share. The issuance of such additionally authorized shares of Common Stock would allow CNG International to consummate additional equity financing for the purposes described herein and for other authorized or exempt transactions.


____________________________________

          For the Commission, by the Division of Investment Management,

pursuant to delegated authority.


                                            Jonathan G. Katz
                                            Secretary